Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2015

Balance, December 31, 2014	$ 171,373
Distribution of profits	(265,000)
Net income	390,638
Balance, December 31, 2015	$ 297,011

The accompanying notes are an integral part of these financial statements.